UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

STEVEN MADDEN, LTD.

(Exact name of the registrant as specified in its charter)

Delaware	000-23702	13-3588231
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

52-16 Barnett Avenue, Long Island City, New York	11104
(Address of principal executive offices)	(Zip code)

Zine Mazouzi, Chief Financial Officer and Executive Vice President of Operations	(718) 446-1800
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-l) for the reporting period from January 1 to December 31, 2025.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-l) for the fiscal year ended __________.

Section 1 - Conflict Minerals Disclosure

Introduction

The U.S. Securities and Exchange Commission (the “SEC”) adopted Rule 13p-1 under the Securities Exchange Act of 1934, as amended, to implement reporting and disclosure requirements related to “conflict minerals” pursuant to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Rule 13p-1 imposes certain reporting obligations on SEC-registered issuers that manufacture or contract to manufacture products in which conflict minerals are necessary to the functionality or production of the products. Conflict minerals are defined by the SEC as gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten for purposes of the rule (collectively, the “Conflict Minerals”). For products that contain necessary Conflict Minerals, the registrant must conduct in good faith a reasonable country of origin inquiry designed to determine whether any of the Conflict Minerals contained in its products originated or may have originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”) and may contribute to or finance militant groups in the region. If, based on such inquiry, the registrant knows or has reason to believe that any of the necessary Conflict Minerals contained in its products originated or may have originated in a Covered Country and knows or has reason to believe that those necessary Conflict Minerals may not be solely from recycled or scrap sources, the registrant must conduct due diligence to conclude whether the necessary Conflict Minerals contained in the products did or did not directly or indirectly finance or benefit armed groups in the Covered Countries.

The disclosure for the year ended December 31, 2025 is presented in this report to comply with Rule 13p-1. Numerous terms in this Form SD are defined in the SEC’s instructions to Form SD and in SEC Release No. 34-67716 issued by the SEC on August 22, 2012, and the reader is referred to these documents for applicable definitions.

Item 1.01 Conflict Minerals Disclosure and Report

Company Overview

Steven Madden, Ltd. (collectively, with its subsidiaries, the “Company,” “we,” “our,” or “us,” as applicable) designs, sources, and markets fashion-forward branded and private label footwear, accessories, and apparel. We distribute our products through the wholesale channel to department stores, mass merchants, off-price retailers, shoe chains, online retailers, national chains, specialty retailers, independent stores, and clubs throughout the United States, the United Kingdom, Europe, Canada, and Mexico. Additionally, the Company operates in other international markets through its joint ventures in South Africa, the Middle East, Israel, Australia, various countries in Europe, Latin America, and certain countries in Asia, and through special distribution arrangements in various European countries, North Africa, South and Central America, and various countries within the Asia-Pacific region. We also distribute our products through our direct-to-consumer channel, which includes company-operated retail stores, third-party concessions in international markets, and e-commerce platforms, in the United States, the United Kingdom, Canada, Mexico, South Africa, the Middle East, Israel, and various countries in Europe, Latin America, and the Asia-Pacific region.

Our product offerings include a diverse range of contemporary styles, designed to establish or capitalize on market trends, complemented by core product offerings. We are recognized for our design creativity and ability to deliver trend-right products with high quality at accessible price points, efficiently and with speed-to-market.

We source each of our product lines separately based on the individual design, style, and quality specifications of our various brands and product categories. We do not own or operate any foreign manufacturing facilities; rather, we use agents and our own sourcing offices to source our products from independently owned manufacturers in China, Cambodia, Vietnam, Mexico, Brazil, India, Bangladesh, Italy, and various other countries.

Many of our products are made with component parts, such as zippers, buttons and working buckles, that are necessary to the functionality of our products. These component parts are made of metal and, in some cases, may contain Conflict Minerals. The suppliers that manufacture our products generally purchase these component parts from other third-party vendors. Therefore, we rely on our direct suppliers to provide information on the origin of the Conflict Minerals, if any, contained in components and materials used in some of our products, including sources of Conflict Minerals that have been supplied to them from other third-party vendors.

Conflict Minerals Disclosure

In 2025, the Company undertook a number of steps to determine whether any of the products that we contracted to be manufactured included components or materials that contained Conflict Minerals in order to assess the applicability to the Company of Rule 13p-1. These steps included, but were not limited to, (i) the continuous education of certain of our employees about Conflict Minerals and of our reporting obligation; (ii) identifying suppliers of products that could contain Conflict Minerals; (iii) communicating our product compliance manual, which contains Conflict Minerals compliance requirements for our suppliers, and obtaining Conflict Minerals compliance commitments from our direct suppliers; (iv) educating our direct suppliers about the Conflict Minerals reporting obligation; (v) requesting information from our direct suppliers regarding the Conflict Minerals content of the products and/or components that they provide; and (vi) collecting and analyzing the information from our direct suppliers.

The Company has Conflict Minerals compliance requirements incorporated in its product compliance manual, and has implemented procedures for supply chain diligence relating to Conflict Minerals. To the extent applicable, the Company follows the processes and procedures set forth in the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related supplements on tin, tungsten, tantalum and gold (the “OECD Guidance”). Our direct suppliers must acknowledge their receipt and understanding of the product compliance manual which contains Conflict Minerals compliance requirements. As part of the Conflict Minerals compliance requirements, the Company expects its suppliers to be in full compliance with the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, Section 1502, to avoid the use of “conflict minerals”, specifically, tantalum, tin, tungsten and gold (3TG), which may directly or indirectly finance, or benefit armed groups in the Democratic Republic of the Congo or adjoining countries. The Company also expects its suppliers to purchase the materials utilized in the production of products from legitimate sources not involved in the funding of conflict mines in the Democratic Republic of the Congo and surrounding countries. We further require all suppliers to cooperate with our efforts to determine the source of any Conflict Minerals in our products and expect our suppliers to make every effort to source these minerals from areas outside of the Covered Countries. Our suppliers are also expected to: (i) determine which products incorporate Conflict Minerals, regardless of country of origin; (ii) define and maintain adequate procedures for the traceability of Conflict Minerals; (iii) maintain adequate, reviewable business records substantiating the source of Conflict Minerals; (iv) render all necessary assistance to the Company or its designee for the Conflict Minerals due diligence process, including providing, as requested, written certifications and other information concerning the origin of Conflict Minerals; (v) implement necessary policies and procedures regarding Conflict Minerals that are consistent with our Conflict Minerals Policy and the OECD Guidance, including the adoption of a risk mitigation strategy to respond to identified risks in the supply chain; and (vi) obligate all of their suppliers, whether direct or indirect, to adopt policies and procedures that are consistent with our Conflict Minerals Policy.

Further, we have contracted with a third party, Source Intelligence, to conduct an annual supply-chain survey of direct relevant suppliers, including a reasonable country of origin inquiry, whereby such suppliers were asked to complete the Conflict Minerals Reporting Template to certify that either (i) none of the products that they manufacture for us contains any Conflict Minerals or (ii) none of the Conflict Minerals are sourced from any Covered Country or such Conflict Minerals are from recycled or scrap sources. For the 2025 reporting year, we obtained a 81% response rate.

Considering our review of the certifications, reporting templates and other communications with our suppliers, we have concluded in good faith that during 2025, based on the reasonable country of origin inquiry and the various steps outlined above, we have no reason to believe that any of the Conflict Minerals necessary to the functionality or production of any of our products may have originated from any of the Covered Countries or were not solely from recycled or scrap sources. Furthermore, we have not identified any indicator or other risks that lead us to believe that any of the Conflict Minerals in our products could be sourced from the Covered Countries, and we consider that it is reasonable to rely upon the representations of our direct suppliers.

Our success in making determinations about the presence of Conflict Minerals in our products depends upon numerous factors, including the respective due diligence efforts of our suppliers and their supply chain as well as their willingness to provide requested information, representations and certifications. Our inability to obtain reliable information from any party in our supply chain could have a material impact on our ability to report on the presence of Conflict Minerals with accuracy. There can be no assurance that our suppliers will continue to cooperate with our information inquiries and requests for certifications or provide reliable and timely documentation or other evidence that we require to enable us to make our own reasonable determinations.

A copy of this Form SD is publicly available on the Company’s website at https://investor.stevemadden.com/financials/sec-filings. The content of any website referenced in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Item 1.02 Exhibit

Not required.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

Not required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

STEVEN MADDEN, LTD.
Date: May 26, 2026
	By:	/s/ Zine Mazouzi
	Name:	Zine Mazouzi
	Title:	Chief Financial Officer and Executive Vice President of Operations